SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem announces raising of a US$ 1.2 billion loan to acquire Ipiranga Group’s petrochemical business

Financial strength and market confidence in Braskem’s growth initiatives ensures an extremely competitive transaction

São Paulo, Brazil April 12, 2007 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America, announces the conclusion of negotiations which will guarantee the raising of up to US$ 1.2 billion through a bridge loan to finance the acquisition of Ipiranga Group’s petrochemical business jointly with Petrobras and the future delisting of Copesul, two exceptionally important assets in Braskem’s strategy of growth with value creation and consolidating the petrochemical sector in the south of Brazil.

“The positive market evaluation about the new size of the Company, the synergies to be captured and the strategic benefits resulting from the Ipiranga acquisition, combined with the confidence in Braskem’s financial strength, proved crucial to the success of the operation”, says Carlos Fadigas, CFO and Investor Relations Director. According to Mr. Fadigas, the company raised the funds in a highly favorable market scenario, with excellent liquidity, guaranteeing attractive borrowing conditions and financial flexibility to Braskem.

The 2-year credit facility will be repaid at 0.35% above the Libor rate in the first year and 0.55% above the Libor in the second, making this transaction the most competitive ever in Brazil. The transaction was structured and led by ABN AMRO Real, Calyon and Citibank.

Braskem expects to conclude the refinancing of the bridge loan at the appropriate moment, while always maintaining its focus on reducing the Company’s cost of capital and ensuring a debt profile that is suitable to its cash flow. Braskem’s net debt/EBITDA ratio, which measures its degree of financial leverage and is currently 2.7x, will be virtually unaffected by this acquisition.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the second largest Brazilian industrial company owned by the private sector. The company operates 14 manufacturing plants located throughout Brazil, and has an annual production capacity of 6.1 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

For further information, please access our IR website at www.braskem.com.br/ir or contact our Investor Relations Team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (55 11) 3443 9178	Phone: (55 11) 3443 9744	Phone: (55 11) 3443-9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.